International Investment Outlook & Strategy

April 12, 2010

Investment Outlook

We raised our 2010 global GDP forecast from +2.8 percent to +3.0 percent, driven primarily by higher GDP growth in the United States and China. The impact of nations' fiscal and monetary stimulus has helped the global economy recover and alleviate concerns of a double-dip recession, setting up a modest growth scenario. Even though factories globally are increasing production and replenishing inventories, the world economy still faces risks from the effects of the global credit crunch, the withdrawal of extraordinary government supports, and restrained demand caused by high unemployment. We increased our 2010 U.S. GDP estimate from +2.4 percent to +2.9 percent, as the U.S. economy is benefiting from its stimulus package, a pickup in the labor market, service sector growth, and improvement in retail spending. Developed Europe GDP growth will likely exceed our +1.5 percent estimate in 2010, on higher exports and domestic consumption. Europe's industrial recovery has strengthened, particularly in Germany, albeit still at low levels. In emerging Europe, our 2010 GDP estimate should be at least +3.5 percent given strong consumption. Even Japan's economic forecast has been raised to +1.5 percent for 2010 from +0.5 percent previously, primarily on export growth. Our Asia ex-Japan 2010 GDP forecast is above +8.0 percent, paced by China at +9.5 percent and India at +8.0 percent. While investment and consumption should continue to be the major contributors to China's growth in the near term, overseas orders to China have started to return with export growth in December, the first in thirteen months. India's economy is benefiting from industrial growth, government spending, consumption growth, and an agricultural recovery. Our Latin America GDP estimate is near +4.0 percent this year, helped by strong overseas demand for raw materials and energy, along with domestic consumption. See Exhibit A for our global economic forecasts and Exhibit B for the global rebound in manufacturing. As seen in Exhibit C, the latest OECD Composite Leading Indicators continue to signal economic expansion for most nations.

Commodity price performance was mixed during the first quarter as worries of an economic recovery subsided and emerging markets began to take steps to rein in growth. The major commodity oil increased +6 percent to $84 per barrel during the first quarter, a two-month high. Several other commodities, such as gold and copper, also rose on high demand. The shift to "safe-haven" commodities continued to diminish in the first quarter as equity market fears of a double-dip recession receded.

Global inflation risks have increased, especially in China, India, and Australia. However, inflation remains relatively tame, which should keep central banks' interest rate hikes on a measured pace this year. China's inflation spiked by +2.7 percent year-over-year in February, due to the Chinese New Year distortion, and is expected to head towards +4.5 percent by mid-year, before moderating. India's inflation rose by +9.9 percent year-over-year in February, due to fuel and manufacturing prices, but should decline on lower food prices. Australia's commodity prices are rising, increasing inflation expectations to +2.75 percent year-over-year. Japan's economy continues to be in a deflationary environment, while Europe still has modest inflation of +1.5 percent. Exhibits A and D contain our inflation expectations.

As a result of stronger economic growth and inflation risks, several countries have already begun to raise interest rates. The Reserve Bank of Australia increased its benchmark interest rate by 25 basis points during first quarter and by another 25 basis points to 4.25 percent on April 6th, following a 75 basis point increase in fourth quarter of 2009. Similarly, the People's Bank of China (PBoC) surprised the market by increasing the Reserve Requirement Ratio twice, 50 basis points each time, to 16.5 percent. The PBoC also announced an M2 growth target of +17 percent for 2010, versus +25.5 percent in February. The Reserve Bank of India unexpectedly increased interest rates by 25 basis points in the first quarter too. In the near term, we don't expect the U.S. Federal Reserve, European Central Bank, Bank of England, or Bank of Japan to adjust rates from their current low levels of 0 to 0.25 percent, 1.0 percent, 0.5 percent, and 0.1 percent, respectively. In Europe, Greece faces a twin deficit problem (high fiscal and current account deficit), thus higher interest rates in the euro area would worsen Greece's financial situation, supporting our thesis.

The U.S. dollar appreciated against the euro and British pound during the first quarter, +5.7 percent and +6.1 percent, respectively, on European concerns surrounding Greece, Spain, and Portugal. The U.S. dollar was essentially flat versus the Japanese yen. We expect the U.S. dollar to remain strong in 2010 as the U.S. economy recovers, the prospect of higher interest rates grows, and Greece's impact on Europe continues to be a drag. Our forecasts for the euro and the British pound are \$1.35 and \$1.57, respectively. The U.S. dollar and European currencies may underperform other commodity-exposed currencies such as the Australian dollar and Canadian dollar in the near term. In Japan, we expect the yen will fall to ¥98, given weak economic growth, low interest rates, and deflation concerns. A U.S. Treasury decision to delay labeling China a currency manipulator could lessen the pressure on Beijing to let the yuan appreciate in value. That said, as exports improve, we still expect the Chinese yuan to appreciate in a measured and gradual pace. See Exhibits A, E, and F for our currency forecast and recent currency performance.

Global equity market valuations are reasonable compared to historical averages. On a 12-month forward P/E, all global markets except Asia ex-Japan are trading at a discount to their post-1990 averages, with the UK and Europe ex-UK trading at 11.5x and 12.5x, respectively. The UK and Europe ex-UK are also trading at a discount to the world average of 13.7x. Japan remains the least expensive relative to its post-1990 average with a current P/E of 18.6x. On an EV/EBITDA basis, Japan is again trading at the largest discount to its post-1990 average at 8.9x and the world average of 8.4x. Asia ex-Japan's EV/EBITDA is at 8.8x, a 1.1 percent premium to its post-1990 average of 8.7x. Global free cash flow yields are strong, at or above 7.5 percent in the UK, the U.S., and Europe ex-UK. See Exhibit G for global equity valuations. As seen in Exhibit H, Price-to-Book valuations for both Asia ex-Japan and Latin America look relatively attractive, trading below their May 2008 peaks (height of the global financial crisis) of 2.3x and 3.3x, respectively. Furthermore, Emerging Market Bond Index (EMBI) spreads have fallen to 259 basis points, the lowest since May 2008, implying the risk premium for emerging markets is exceptionally low. Moreover, since September 2007, there is a 94 percent correlation between EMBI spreads and MSCI Emerging Market Index performance. Thus, low EMBI spreads should result in emerging market equity outperformance.

INVESTMENT STRATEGY

First quarter performance varied meaningfully by country, impacted by stimulus uncertainty, interest rate hikes, Spain, Greece and Portugal concerns, along with political issues. Performance was stronger in the developed countries of Japan, Sweden, and Denmark, however, the equity markets in Spain, Greece, and Italy materially underperformed as financial crisis concerns weighed on these markets. With the exception of China and Taiwan, the emerging markets region was the top performer, led by Russia, Thailand, Mexico, and Indonesia. The Chinese market began to consolidate after the PBoC unexpectedly raised the Reserve Requirement Ratio in January. Emerging Europe performed well, benefiting from continued strong demand for materials, and energy, along with domestic consumption. We believe the U.S. and Asia ex-Japan will lead the global economy, as Europe continues to show inconsistent signs of economic improvement. We are positive on the outlook for emerging markets, especially China and India. We expect earnings to continue to surprise on the upside of expectations and drive stock price appreciation. For Europe, earnings should accelerate +25 percent in 2010, versus -15 percent in 2009. Asia ex-Japan earnings should increase +22 percent this year, from +3 percent last year. Latin American earnings growth is +37 percent in 2010, versus -35 percent in 2009.

In the developed markets, consumer durables, technology, and retailing stocks were the top performing sectors in the first quarter, while telecommunications, automobiles, real estate, and utilities were the weakest performing sectors. We are maintaining a diversified, high quality portfolio, focusing on stocks with characteristics of dominant market share, high sales and earnings growth, operating margin leverage, free cash flow, and healthy balance sheets. We are selective in increasing our weights in technology, late-cyclical, commodity-related, and energy stocks. We remain underweight financials, given the heightened financial risk, particularly in Europe. In developed markets, we are modestly overweight the defensive/less economically sensitive sectors of consumer staples and technology.

In the international portfolio, we are maintaining a modest underweight in Europe versus the MSCI EAFE Index (see Exhibit I for international portfolio country allocation). Within Europe, we maintain a diversified portfolio with exposure to emerging markets, global exporters, and domestic consumption stocks. We are opportunistically increasing our exposure to later-stage cyclical stocks. Though we are not invested in Greece, that country's difficulties have negatively impacted other European markets. In Japan, there is no change in our strategy from earlier quarters and we remain meaningfully underweight the Index. We continue to own a diversified Japan portfolio of: a) dominant, global export companies; b) domestic consumption plays; and c) restructuring opportunities. Our holdings in large-cap export companies take advantage of the strength of China's economy and the growth run-up to the May Shanghai Expo. We are significantly overweight Asia ex-Japan versus the Index due to emerging markets. We like the materials-exposed stocks in Australia as they will benefit from China's infrastructure build-out. We believe emerging economies, which represent about one-third of the global economy, will be the engine of growth for the global economy.

In emerging markets, strong performance was led by pharmaceuticals, consumer staples, and transportation versus weakness in technology and real estate. We remain overweight consumer discretionary, consumer staples, and technology sectors. We like the domestic consumer theme in Asia of young populations and high savings rates, which leads to our overweight in Asia at the expense of Eastern Europe. We are underweight Chinese financials, on concerns over restrictions on lending growth and upcoming capital issuances. Similar to developed markets, we focus on dominant companies in their respective countries along with high sales and earnings growth. We are also reviewing later-stage cyclical stocks. See Exhibit J for emerging markets country allocation.

KEY HIGHLIGHT TOPICS IN EUROPE

European Economic Recovery Progressing, but Greece Remains a Concern, and Potential UK Political Gridlock Ahead

- As noted earlier, we expect modest GDP growth and inflation for Europe in 2010. As seen in Exhibit K, business conditions appear to be improving as industrial production and exports are trending up. Sentiment, albeit flat recently, has risen significantly over the past six months.
- As illustrated in Exhibit K, consumers continue to be in poor shape with unemployment and labor costs at elevated levels. Retail sales, although recovering, are still in negative territory, consumer spending is weak, and the savings rate is high.
- The debt issue in Greece, Spain, and Portugal will likely be a drag on European markets for several months. While Greece has been the focus as of late, Spain and Portugal are facing similar issues. As seen in Exhibit K, Greece's higher cost of borrowing has affected Italian, Portuguese, and Spanish spreads.
  - The recent agreement between the euro area and the International Monetary Fund to jointly bailout Greece appears to have alleviated some investor concerns. However, Greece is planning a global bond sale of up to $10 billion in late April/early May, but borrowing costs haven't fallen yet, fueling concerns that the euro area will have to step up to stem Greece's demise.
- The real estate market is showing signs of stabilization. The UK housing market continues to improve. Germany and France are stabilizing, but Italy and Spain remain weak.
- While not surprising, UK Prime Minister Gordon Brown called elections in the UK for May 6th. We believe this was preempted, given that recent polls show the Conservative Party (Tories) with a 10-point lead over PM Gordon Brown's Labour Party. The outcome could result in political gridlock due to the UK's weak economy and soaring deficit.

KEY HIGHLIGHT TOPICS IN ASIA

Japan's Economy Has Signs of Life, but the Consumer is Cautious, and the Government is Losing Momentum

- Japan's economy is improving but continues to be dependent on exports, particularly to China. Exhibit L highlights Japan's improving GDP growth and recovery in exports. While exports rose +52 percent year-over-year in the fourth quarter, China's rate tightening and yuan currency appreciation could drag down the recovery in Japan.
- As industrial production and machine tool orders increase, we expect to see an upward response in confidence and spending (see Exhibit L for an industrial production illustration). To support this, the latest Tankan survey of business confidence continued to improve for the largest manufacturers, up 10 points from December to -14 in March. As industrial demand gains more steam, we expect corporate profits to rise.
- The consumer remains in a precarious situation. The payment of child allowance benefits in June should help fuel consumer spending. As seen in Exhibit L, the unemployment rate fell to 4.9 percent in January, giving retail sales a minor boost.
- The Bank of Japan on March 17th, moved to head off government and market pressure and more deflation by doubling the amount available to banks through a loan program. The central bank increased a program of three-month, 0.1 percent loans to banks from $110 billion to $220 billion.
- The approval rating of the new Democratic Party of Japan (DPJ) government is plummeting. Prime Minister Hatoyama's approval rating fell to less than 32 percent, from 45 percent in December. On April 4th, former finance minister Kaoru Yosano, and five others, declared they were leaving the Liberal Democratic Party (LDP) to form a new political party prior to the House of Councillors (upper

house) election in July. The new party will increase political chaos within the DPJ and LDP. The DPJ isn't expected to win a majority in the election.

China's 2010 GDP Growth Strong and More Balanced, but Inflation Risk

- The Chinese economy continues to grow robustly. As exports recover, they should contribute positively. The key for policy makers is to balance GDP growth and inflation. The contribution to real GDP growth will see net exports contributing this year, steady consumption growth, and investment growth lower than last year. See Exhibit M for China's GDP growth and contribution to GDP growth by expenditure.
- Macro data shows robust growth in China, though distorted by the timing of the Chinese New Year. China's Purchasing Manufacturers' Index and urban fixed asset investment continued to increase. Consumers are spending as retail sales edged up by +17.9 percent year-over-year in January-February. Exports also rose +45.7 percent year-over-year and imports increased +42 percent in February. See Exhibit M for China's retail sales and trade illustrations.
- The strong growth will likely lead to higher inflation before moderating. Inflation is expected to peak at 4.5 percent at mid-year. The impact to inflation from the drought on grain in the Southwest is likely to be limited. Inflation from labor shortages was more regional than nationwide, as the minimum wage was increased in Jiangsu and Guangdong provinces.

Hong Kong Economy is Recovering and Australia is Benefiting from China's Demand for Commodities

- Hong Kong's economy is recovering on easy monetary policy and China's strong economy. Hong Kong has seen strong retail sales, up +36 percent year-over-year by value in February. The unemployment rate has also continued to decline in February to 4.6 percent. In addition, the Hong Kong property market has rebounded, as residential vacancies hit a new low in 2009 and home prices are up +5.5 percent year-to-date.
- Australia's economy is benefiting from China's strong demand for commodities. For example, in 2000 China accounted for just 16 percent of the seaborne iron ore market, but today it is almost 70 percent. Iron ore spot prices are more than double last year's contract prices.

KEY HIGHLIGHT TOPICS IN LATIN AMERICA

Brazil Economic Growth Robust, but Interest Rates Headed Up

- Brazil's 2010 GDP growth of +5.0 percent should be driven by China's demand for resources and strong domestic consumption. But with inflation rising near their +4.5 percent limit, Brazil's central bank will need to increase interest rates by at least 250 basis points this year, from current levels of 8.75 percent.

Exhibit A

Global Economic Assumptions
2010 GDP Recovery and Modest Inflation

	GDP GROWTH				INFLATION			
	2008A	2009E	2010E	2008-2012 (5 Yr CAGR)	2008A	2009E	2010E	2008-2012 (5 Yr AVG)
Global Economy	**1.9%**	**(1.0)%**	**3.0%**	**1.8%**	**3.8%**	**1.1%**	**2.2%**	**2.2%**
United States	0.4	(2.4)	2.9	1.2	3.8	(0.3)	2.2	2.0
Euro Area	0.7	(4.0)	1.5	0.2	3.3	0.3	1.3	1.5
United Kingdom	0.7	(5.0)	1.5	0.0	3.6	2.2	2.5	2.4
Japan	(0.7)	(5.2)	1.5	(1.0)	1.5	(1.3)	(1.0)	(0.3)
Asia Ex Japan	6.7	5.5	8.0	6.6	6.5	1.8	4.0	3.7
Latin America	4.2	(2.0)	3.8	2.7	7.8	6.3	6.5	6.1

10-Year Bond Yields

	2007	2008	2009	2010	
	12/31A	12/31A	12/31A	3/31A	12/31E
United States	4.0%	2.2%	3.8%	3.8%	4.8%
Euro (Germany)	4.3	2.9	3.4	3.1	3.6
Japan	1.5	1.2	1.3	1.4	1.5
United Kingdom	4.5	3.0	4.0	3.9	4.5

Exchange Rates

	2007	2008	2009	2010	
	12/31A	12/31A	12/31A	3/31A	12/31E
Euro ($/€)	1.46	1.40	1.43	1.35	1.35
Japan (¥/$)	112	91	93	93	98
UK ($/£)	1.98	1.46	1.62	1.52	1.57

Source: Bloomberg, Morgan Stanley, Bank of America Merrill Lynch, and Sit Investment Associates, Inc., April 12, 2010

Exhibit B

Global Rebound in Manufacturing

Purchasing managers indexes showed manufacturing activity continuing to expand in the U.S., China and many euro-zone economies, but contracting in Greece.


3.1 pts
U.S.
3.1 pts
China
0.7 pts
Great Britain
2.4 pts
Euro zone
3.0 pts
Germany
1.6 pts
France
2.1 pts
Italy
1.3 pts
Greece
50
40
30
2008
'09
'10

Note: Readings above 50 indicate expansion; readings below, contraction

Sources: Markit and the Institute for Supply Management via Thomson Reuters; China Federation of Logistics & Purchasing

Source: The Wall Street Journal, April 2, 2010

Exhibit C

OECD Composite Leading Indicators Indicate Economic Expansion



The United States
Euro Area
The United Kingdom
Japan
110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: OECD Composite Leading Indicators, April 12, 2010

Exhibit D

Modest Inflation in 2010

The United Kingdom


U.K. CPI Y/Y %
Feb 3.0%
8
6
4
2
0
1992
1995
1998
2001
2004
2007
2010

Euro Area


EUROZONE CPI Y/Y %
Feb 0.8%
5
4
3
2
1
0
-1
1992
1995
1998
2001
2004
2007
2010

Japan


JAPAN CPI Y/Y %
Feb -1.1%
15
10
5
0
-5
1975
1980
1985
1990
1995
2000
2005
2010

China


CHINA CPI Y/Y %
Feb 2.8%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007
2010

Source: ISI Group, April 8, 2010

Exhibit E

International Market Performance
Varied Performance so far in 2010

	Q1 2010			2009		
	Market % Chg		Currency	Market % Chg		Currency
ASIA PACIFIC REGION	US$	Local	% Chg	US$	Local	% Chg
Australia (ASX)	2.3	0.2	2.1	72.1	33.4	29.0
Hong Kong (HSI)	(3.0)	(2.9)	(0.1)	51.9	52.0	(0.0)
Japan (NIK 225)	4.8	5.2	(0.4)	15.9	19.0	(2.6)
New Zealand (NZX 50)	(2.7)	(0.3)	(2.5)	48.6	19.4	24.5
Singapore (STI)	0.1	(0.4)	0.4	68.8	64.5	2.6
China (SHGH A)	(5.1)	(5.2)	0.0	79.7	79.8	(0.1)
India (BSE 100)	4.4	0.8	3.7	93.7	85.0	4.7
Indonesia (JSX)	13.1	9.6	3.2	116.9	87.0	16.0
Korea (KOSPI)	3.5	0.6	2.9	61.9	49.7	8.2
Malaysia (KLSE)	8.9	3.8	5.0	46.7	45.2	1.1
Philippines (PSE)	6.0	3.6	2.3	67.7	63.0	2.9
Taiwan (TAIEX)	(2.6)	(3.3)	0.7	83.0	78.3	2.6
Thailand (SET)	10.6	7.3	3.1	70.3	63.2	4.3

	Q1 2010			2009		
	Market % Chg		Currency	Market % Chg		Currency
LATIN AMERICA	US$	Local	% Chg	US$	Local	% Chg
Argentina (MERVAL)	0.3	2.3	(2.0)	95.3	115.0	(9.1)
Brazil (IBOV)	0.2	2.6	(2.3)	144.4	82.7	33.8
Chile (IPSA)	2.5	6.0	(3.3)	84.6	46.9	25.6
Mexico (IPC)	9.7	3.6	5.9	52.2	43.5	6.1
Peru (BVL)	8.5	6.8	1.6	118.4	101.0	8.7

	Q1 2010			2009		
	Market % Chg		Currency	Market % Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	% Chg	US$	Local	% Chg
Israel (TA-100)	13.2	10.4	2.5	78.3	78.8	(0.3)
Morocco (MADEX)	4.6	9.8	(4.7)	(4.3)	(6.6)	2.5
Pakistan (KSE 100)	8.8	8.4	0.3	50.2	60.0	(6.2)
South Africa (FTSE-JSE)	4.2	3.9	0.3	61.5	28.6	25.5

	Q1 2010			2009		
	Market % Chg		Currency	Market % Chg		Currency
EUROPE	US$	Local	% Chg	US$	Local	% Chg
Austria (ATX)	(0.5)	5.5	(5.7)	47.1	42.5	3.2
Belgium (BEL 20)	(0.6)	5.4	(5.7)	35.8	31.6	3.2
Finland (OMXH)	6.6	13.0	(5.7)	23.3	19.5	3.2
France (CAC 40)	(4.8)	1.0	(5.7)	26.3	22.3	3.2
Germany (DAX)	(2.6)	3.3	(5.7)	27.8	23.8	3.2
Greece (ATHEX)	(11.2)	(5.9)	(5.7)	26.9	22.9	3.2
Ireland (ISEQ)	0.7	6.8	(5.7)	31.0	27.0	3.2
Italy (S&P/MIB)	(7.3)	(1.7)	(5.7)	23.3	19.5	3.2
Netherlands (AEX)	(3.2)	2.7	(5.7)	40.7	36.3	3.2
Portugal (PSI)	(9.7)	(4.3)	(5.7)	37.8	33.5	3.2
Spain (IBEX 35)	(14.1)	(9.0)	(5.7)	34.0	29.8	3.2
Denmark (OMXC 20)	7.2	13.8	(5.7)	40.3	35.9	3.2
Norway (OSE)	(1.7)	1.0	(2.7)	106.5	70.4	21.2
Sweden (OMXS A-S)	7.5	8.3	(0.8)	62.4	46.7	10.8
Switzerland (SMI)	3.1	5.0	(1.8)	21.8	18.3	3.0
United Kingdom (FTSE)	(1.4)	4.9	(6.1)	37.1	22.1	12.3
Czech Rep (PX)	5.0	7.1	(2.0)	36.6	30.2	4.9
Poland (WIG)	6.5	6.2	0.3	52.1	46.9	3.5
Turkey (ISE100)	5.4	7.0	(1.5)	102.5	96.6	3.0
Russia (RTS)	8.9	8.9	3.0	128.6	128.6	0.7

	Q1 2010			2009		
	Market % Chg		Currency	Market % Chg		Currency
NORTH AMERICA	US$	Local	% Chg	US$	Local	% Chg
Dow Jones Industrial Avg	4.1	4.1		18.8	18.8	
S&P 500	4.9	4.9		23.5	23.5	
NASDAQ	5.7	5.7		43.9	43.9	
Canada (TSE)	5.9	2.5	3.3	53.9	30.7	17.8

Source: FactSet Research Systems, March 31, 2010

Exhibit F

A Strengthening U.S. Dollar


Exchange Rate
U.S. Dollar per Euro
Daily: Mar 31, 2009 - Mar 31, 2010
High: 1.5093
Low: 1.2921
Last: 1.3531
1.5000
1.4500
1.4000
1.3500
1.3000
$ Strong
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar


Exchange Rate
Japanese Yen per U.S. Dollar
Daily: Mar 31, 2009 - Mar 31, 2010
High: 100.8
Low: 86.1
Last: 93.4
100.0
98.0
96.0
94.0
92.0
90.0
88.0
86.0
$ Strong
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar


Exchange Rate
U.S. Dollar per British Pounds
Daily: Mar 31, 2009 - Mar 31, 2010
High: 1.6965
Low: 1.4334
Last: 1.5169
1.7000
1.6500
1.6000
1.5500
1.5000
1.4500
$ Strong
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar


Exchange Rate
U.S. Dollar per Australian Dollar
Daily: Mar 31, 2009 - Mar 31, 2010
High: 0.9370
Low: 0.6941
Last: 0.9178
0.9500
0.9000
0.8500
0.8000
0.7500
0.7000
$ Weak
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

Source: FactSet Research Systems, March 31, 2010

Exhibit G

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	14.3	12.5	11.5	18.6	14.7	13.7
Post 1990 Average	16.5	14.5	12.9	34.1	14.0	16.8
Discount/Premium	*-13.3%*	*-13.8%*	*-10.9%*	*-45.5%*	*5.0%*	*-18.5%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	9.0	7.4	7.6	8.9	8.8	8.4
Post 1990 Average	9.8	6.8	7.7	9.8	8.7	8.8
Discount/Premium	*-8.2%*	*8.8%*	*-1.3%*	*-9.2%*	*1.1%*	*-4.5%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.1	7.5	8.5	-0.1	3.0	6.6
Post 1990 Average	3.8	3.2	3.5	0.0	3.5	2.9
Discount/Premium	*113.2%*	*134.4%*	*142.9%*	*NM*	*-14.3%*	*127.6%*

Source: Nomura International plc, Europe, April 1, 2010

Exhibit H

Price/Book Valuations and EMBI Spreads

Asia ex Japan Price/Book Inexpensive



Asia ex-Japan price-to-book
Asia's P/BV is 2x currently vs 2.3x in May 2008
3.5
3.0
2.5
2.0
1.5
1.0
May-01
May-03
May-05
May-07
May-09
Asia ex-Japan absolute price-to-book

Source: Company data, Credit Suisse estimates

Latin America Price/Book Cheap



Latam price-to-book
3.3x book in May 2008
Currently 2.4x
3.5
3.0
2.5
2.0
1.5
1.0
May-01
May-04
May-07
May-10
MSCI LATAM P/BV

Source: MSCI, Credit Suisse estimates

Emerging Market Bond Spreads Near Two-Year Low



Emerging Market Bond (EMBI) spreads
1330bp in early 1999
720bp in Nov 2008
259bp now, lowest since May 2008
1400
1200
1000
800
600
400
200
0
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07
Jan-09
EMBI spreads

Source: Datastream, JP Morgan, Credit Suisse estimates

Low EMBI Spreads Have Resulted in Market Outperformance



EMBI spreads (inverted) versus MXEF (MSCI Emerging)
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
The last time EMBI spreads were this low was May 2008 and MXEF was at 1200
20% gap
94% correlation since Sep 2007
EMBI Spread (inverted)
MSCI EM (US$)
100
300
500
700
900
1400
1200
1000
800
600
400
EMBI spreads
MSCI EM US$

Source: Datastream, JP Morgan, MSCI, Credit Suisse estimates

Source: Credit Suisse, March 19, 2010

Exhibit I

Sit EAFE+ Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI EAFE[2]
Australia	9.8 %	10.0 %	10.2 %
Hong Kong	5.5	5.5	4.7
Japan	14.5	15.0	22.1
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.4
China	3.0 %	3.0 %	0.0 %
India	1.8	2.0	0.0
South Korea	1.1	1.0	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	35.8 %	36.5 %	38.5 %
Asia ex-Japan	21.2 %	21.5 %	16.4 %

Europe

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI EAFE[2]
Austria	0.0 %	0.0 %	0.3 %
Belgium	0.0	0.0	0.9
Finland	0.0	0.0	1.2
France	7.7	7.5	10.7
Germany	6.5	6.5	7.8
Greece	0.0	0.0	0.4
Ireland	0.8	0.5	0.3
Italy	2.1	2.0	3.3
Netherlands	3.4	3.5	3.6
Portugal	0.0	0.0	0.3
Spain	5.1	5.0	3.9
Czech Republic	0.0 %	0.0 %	0.0 %
Denmark	0.8	0.8	0.9
Luxembourg	0.7	0.7	0.0
Norway	0.0	0.0	0.7
Poland	1.6	1.5	0.0
Sweden	1.0	1.0	2.7
Switzerland	10.6	10.5	7.9
Great Britain	12.9	13.0	16.3
TOTAL	53.1 %	52.5 %	61.5 %
Euroland	25.5 %	25.0 %	32.9 %

Others

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI EAFE[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	1.9	1.5	0.0
Bermuda	0.6	0.5	0.0
Chile	0.5	0.5	0.0
Mexico	0.8	0.5	0.0
Israel	1.0	1.0	0.0
South Africa (	0.5	0.5	0.0
Canada	5.5	5.0	0.0
United States	0.0	0.0	0.0
TOTAL	10.8 %	9.5 %	0.0 %

Cash and Total

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI EAFE[2]
CASH	0.4 %	1.5 %	0.0 %
EQUITY	99.6	98.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

Source: Sit Investment Associates, April 9, 2010

Exhibit J

Sit Emerging Markets Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI Emerg. Mkts Free[2]
Australia	6.6 %	6.5 %	0.0 %
China	18.8	18.5	15.4
Hong Kong	4.0	4.0	2.1
Singapore	0.2	0.5	0.0
India	5.5 %	5.5 %	7.7 %
Indonesia	2.1	2.0	2.0
Malaysia	0.0	0.0	2.8
Morocco	0.0	0.0	0.2
Pakistan	0.0	0.0	0.0
Philippines	1.4	1.5	0.4
South Korea	9.9	10.0	12.8
Taiwan	8.0	8.0	10.7
Thailand	1.2	1.0	1.5
TOTAL	57.7 %	57.5 %	55.7 %

Others

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI Emerg. Mkts Free[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	16.0	16.0	16.3
Chile	1.0	1.0	1.4
Colombia	0.0	0.0	0.7
Mexico	4.6	4.5	4.5
Peru	1.8	1.5	0.6
Venezuela	0.0	0.0	0.0
Egypt	0.0 %	0.0 %	0.5 %
Israel	3.3	3.5	3.0
South Africa	4.8	5.0	7.0
Jordan	0.0	0.0	0.0
United States	0.0 %	0.0 %	0.0 %
TOTAL	31.5 %	31.5 %	33.9 %

Europe

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI Emerg. Mkts Free[2]
Austria	0.6 %	0.5 %	0.0 %
Czech Republic	0.8	1.0	0.4
Great Britain	0.9	1.0	0.0
Greece	0.0	0.0	0.0
Hungary	0.0	0.0	0.6
Luxembourg	1.2	1.0	0.0
Netherlands	0.8	1.0	0.0
Poland	1.9	2.0	1.3
Russia	3.0	3.0	6.6
Spain	0.0	0.0	0.0
Turkey	0.0	0.0	1.5
TOTAL	9.2 %	9.5 %	10.4 %

Cash and Total

	Portfolio Weights 3/31/2010 ACTUAL[1]	Portfolio Weights 6/30/2010 TARGET	MSCI Emerg. Mkts Free[2]
CASH	1.6 %	1.5 %	0.0 %
EQUITY	98.3	98.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

Source: Sit Investment Associates, April 9, 2010

Exhibit K

Europe Economic Conditions Better, but Consumer Weak, Greece Debt Costs High

Industrial Orders Improving


Euro area and EU27 industrial new orders,
total manufacturing working on orders
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
130
125
120
115
110
105
100
95
90
85
80
2005=100

Source: Eurostat, March 24, 2010

Unemployment Still High


Euro area and EU27 unemployment rates
Euro area (EA16), seasonally adjusted series
EU27, seasonally adjusted series
10
9
%
8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Eurostat, March 31, 2010

Retail Sales Recovering, but Weak


EUROZONE NOMINAL RETAIL SALES ex AUTOS
3 Mo.Avg. Y/Y %
Feb -0.7%
4
2
0
-2
-4
1996
1998
2000
2002
2004
2006
2008
2010

Source: ISI Group, April 8, 2010

Greece's Debt Woes are Impacting Other Markets


Grecian burns
10-year government bond yields
spread over Bunds (basis points)
400
350
300
250
200
150
100
50
0
Greece
Italy
Portugal
Spain
2008
2009
2010

Source: The Financial Times, April 7, 2010

Exhibit L

Japan's Economy has Rebounded, but Still Driven by Exports

Japanese GDP Better



JAPAN REAL GDP
Y/Y %
2009:4Q: -1.4%
4
2
0
-2
-4
-6
-8
-10
1998
2000
2002
2004
2006
2008
2010

Source: ISI Group, April 8, 2010

Recovery in Japanese Exports



Bounce Back | Percentage change from a year earlier in Japan's exports to:
100%
50
0
-50
-100
CHINA
ASIA
U.S.
EU
MIDDLE EAST
2009
'10
Source: Japan's Ministry of Finance

Source: The Wall Street Journal, February 25, 2010

Industrial Production Rebounding



JAPAN INDUSTRIAL PRODUCTION
Feb 91.8
120
100
80
60
40
1970
1975
1980
1985
1990
1995
2000
2005
2010

Source: ISI Group, April 8, 2010

Retail Sales Up



JAPAN NOMINAL RETAIL SALES
3 Mo.Avg. Y/Y %
Feb 1.9%
12
8
4
0
-4
-8
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10

Source: ISI Group, April 8, 2010

Exhibit M

China's Economic Recovery Robust

China's GDP Strong



Real GDP (%QoQ, SA)
Real GDP (%YoY)
16
14
12
10
8
6
4
2
0
-2
1Q 00
3Q 00
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04
3Q 04
1Q 05
3Q 05
1Q 06
3Q 06
1Q 07
3Q 07
1Q 08
3Q 08
1Q 09
3Q 09

Source: Morgan Stanley Research, March 21, 2010

Real GDP & Contribution to GDP by Expenditure (%)



2.6
5.1
5.3
0.6
4.1
4.1
8.0
4.6
-3.9
0.2
4.7
4.5
Net exports
Investment
Consumption
2007
2008
2009
2010E
Source: CEIC, J.P. Morgan Research

Source: J.P. Morgan, March 2010

China's Retail Sales Strong



30
25
20
15
10
5
0
Retail Sales
Real Retail Sales
YoY, %
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10

Source: Morgan Stanley Research, March 21, 2010

Trade Growth in China Accelerating



50
40
30
20
10
0
-10
-20
100
80
60
40
20
0
-20
-40
-60
Trade Balance (US$ bn)
Export (YoY, %, rhs)
Import (YoY, %, rhs)
Jan-97
Oct-97
Jul-98
Apr-99
Jan-00
Oct-00
Jul-01
Apr-02
Jan-03
Oct-03
Jul-04
Apr-05
Jan-06
Oct-06
Jul-07
Apr-08
Jan-09
Oct-09

Source: Morgan Stanley Research, March 21, 2010